130 Adelaide St. W., Suite 1901, Toronto, ON M5H 3P5 Tel: (416) 364-4938 Fax: (416) 364-5162 office@AvalonAM.com www.AvalonAdvancedMaterials.com

NEWS RELEASE

June 9, 2020	No. 20-05

   Avalon Announces Changes to its Board of Directors

Toronto, ON - Avalon Advanced Materials Inc. (TSX: AVL and OTCQB: AVLNF) ("Avalon" or the "Company") is pleased to announce the appointment of Marilyn Spink, P.Eng. to the Company's Board of Directors (the "Board"). Ms. Spink will replace Brian MacEachen, who recently informed the Board of his decision to step down from the Board, after serving as a Board member for over 20 years, although he will continue to serve the Company in an advisory role. Alan Ferry has agreed to assume responsibility as Board Chair, a role he previously held from 2007 to 2013.

Ms. Spink is a materials and metallurgical engineer with over 25 years of multi-discipline project execution experience from Feasibility Studies through to basic and detailed engineering, construction and commissioning. She has worked both in steel-making operations and the mining industry and has served on the Executive Committee of the Professional Engineers of Ontario.

Commented Avalon's President and CEO, Don Bubar, "I am pleased to welcome another highly experienced materials engineer to Avalon's Board to succeed Ken Thomas, who retired last year. As the Company advances its critical minerals projects to the development stage, having access to the kind of expertise that Marilyn brings to our Board will be important support for Avalon's ambitions to transition to a profitable producer of lithium and other critical minerals products. I would also like to thank Brian for his many years of service on the Board, both as Board Chair and as Chair of our Audit Committee. We wish him well as he transitions into retirement and we will continue to take advantage of his considerable financial experience in an advisory role."

About Avalon Advanced Materials Inc.

Avalon Advanced Materials Inc. is a Canadian mineral development company specializing in sustainably-produced materials for clean technology. The Company now has four advanced stage projects, providing investors with exposure to lithium, tin and indium, as well as rare earth elements, tantalum, cesium and zirconium. Avalon is currently focusing on developing its Separation Rapids Lithium Project near Kenora, Ontario while looking at several new project opportunities, including re-activating its 100%-owned Lilypad Tantalum-Cesium Project in northwestern Ontario. Social responsibility and environmental stewardship are corporate cornerstones.

For questions and feedback, please e-mail the Company at ir@AvalonAM.com.

This news release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements related to the Company's project development plans, and that the new Board member will be important support for the Company's ambitions for transitioning to a profitable producer of lithium and other critical minerals products. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "potential", "scheduled", "anticipates", "continues", "expects" or "does not expect", "is expected", "scheduled", "targeted", "planned", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be" or "will not be" taken, reached or result, "will occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Avalon to be materially different from those expressed or implied by such forward-looking statements. Forward-looking statements are based on assumptions management believes to be reasonable at the time such statements are made. Although Avalon has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Factors that may cause actual results to differ materially from expected results described in forward-looking statements include, but are not limited to market conditions, and the possibility of cost overruns or unanticipated costs and expenses as well as those risk factors set out in the Company's current Annual Information Form, Management's Discussion and Analysis and other disclosure documents available under the Company's profile at www.SEDAR.com. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Such forward-looking statements have been provided for the purpose of assisting investors in understanding the Company's plans and objectives and may not be appropriate for other purposes. Accordingly, readers should not place undue reliance on forward-looking statements. Avalon does not undertake to update any forward-looking statements that are contained herein, except in accordance with applicable securities laws.